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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelman & Co., LTD

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

627 E. Bay Point Road
(No. and Street)

Milwaukee	Wisconsin	53217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Edelman 414 228-9314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Edelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman & Co., LTD, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN HOLMING
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edelman & Co., LTD

Report on Audit of Financial Statements

December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

EDELMAN & CO., LTD.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

- Statement of Financial Condition
- Statement of Changes in Stockholder's Equity
- Statement of Cash Flows
- Notes to the Financial Statements

Schedule I: Computation of Net Capital Under SEC Rule 15c3-1

Schedule II: Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

Schedule III: Information Relating to Possession or Control Requirements under SEC Rule 15c3-3

Broker-Dealer Exemption Report

Report of Independent Registered Public Accounting Firm

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Edelman & Co., LTD

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edelman & Co., LTD, as of December 31, 2019, the related statements of changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Edelman & Co., LTD as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edelman & Co., LTD's management. My responsibility is to express an opinion on Edelman & Co., LTD's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Edelman & Co., LTD, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Edelman & Co., LTD,'s financial statements. The supplemental information is the responsibility of Edelman & Co., LTD's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 27, 2020

EDELMAN & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	125,259
Prepaid expenses		14,796
Accounts receivable from stockholder		3,500
Deferred Tax Asset		1,619
TOTAL ASSETS		145,174

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		343
Accrued income tax		2,078
Accrued SEP contribution		50,000
TOTAL LIABILITIES		52,421
STOCKHOLDERS' EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000
Retained earnings		77,753
TOTAL STOCKHOLDER'S EQUITY		92,753
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	145,174

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Capital Stock	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 15,000	$ 49,450	$ 64,450
Stock Issue	-	-	-
Net Income	-	28,303	28,303
BALANCE AT END OF YEAR	$ 15,000	$ 77,753	$ 92,753

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	28,303
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(13,750)
Accounts receivable form stockholder		(3,500)
Prepaid income tax		3,881
Increase (decrease) in operating liabilities:		
Income tax payable		-
Accounts payable		(4,380)
Accrued expenses		52,078
Net Cash (Provided by) Operating Activities		62,632
NET INCREASE IN CASH		62,632
CASH AT BEGINNING OF THE YEAR		62,627
CASH AT END OF THE YEAR	$	125,259

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for: Taxes	$	-
Cash Paid During the Year for: Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Edelman & Co., Ltd. (the Firm) was formed on November 15, 1994 as a Corporation in the state of Wisconsin. The Firm is engaged in financial consulting on corporate mergers and acquisitions.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. Management provides for probable uncollectible accounts through a charge to earnings and a valuation allowance.

f. Revenue Recognition—The Firm recognizes income upon the completion of the consulting engagement. All revenue for 2019 is from success fees with no retainers.

   In May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize when the performance obligation is met

g. Income Taxes – Income taxes are calculated on taxable earnings at applicable rates. Taxable earnings may vary from financial statement earnings because income tax returns are filed on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns.

   The firm's federal and state income tax returns for 2015 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 2: EMPLOYEE BENEFIT PLANS

The Firm has established a simplified employee pension plan (SEP). Contributions paid each year may not exceed 25% of the employee earnings. There were $50,000 of contributions for 2019.

The Firm has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2019, the Firm's net capital was $72,838 which was $67,838 in excess of its minimum net capital requirement.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm uses office space located in the residence of the Firm's sole stockholder. The Firm is not charged for use of this space.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2019, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 6: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EDELMAN & CO., LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2019

Total ownership equity from Statement of Financial Condition	$	92,753
less nonallowable assets from Statement of Financial Condition		(19,915)
Net capital before haircuts on securities positions		72,838
Haricuts on securities		-
Net Capital		72,838
Aggregate indebtedness		52,421
Net capital required based on aggregate indebtedness (6-2/3%)		3,496
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		67,838
Total aggregate indebtedness		
(a) - 10% of total aggregate indebtedness		5,242
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	66,838
Percentage of Aggregate Indebtedness to Net Capital		71.97%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019, there were no material differences between audited net capital above and the net capital as reported on the Firm's Part I (Unaudited) FOCUS report.

EDELMAN & CO., LTD
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edelman & Co., LTD is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

SYCAMORE FINANCIAL GROUP, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Sycamore Financial Group, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
Edelman & Co., LTD

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Edelman & Co., LTD and the SIPC, solely to assist you and SIPC in evaluating Edelman & Co., LTD's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Edelman & Co., LTD's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Edelman & Co., LTD's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the Edelman & Co., LTD and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 27, 2020

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Edelman & Co., LTD

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Edelman & Co., LTD, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(2)(i), and (2) Edelman & Co., LTD stated that there have not been any exceptions to the exemption over the year ended December 31, 2019. Edelman & Co., LTD's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 27, 2020

Edelman & Co, Ltd.

February 14, 2020

To Whom it May Concern:

Pursuant to an agreement dated April 11, 2000 (the "Agreement") relating to membership in the National Association of Securities Dealers, Inc. and its successor, FINRA, Edelman & Co., Ltd. ("Ltd.") operates its business pursuant to SEC Rule 15c3-3(k)(2)(i), does not hold customer funds or safekeep customer securities, has not done so at any time, and does not anticipate doing so. Edelman is an investment banking firm engaged in mergers and acquisitions advisory services and other strategic financial advisory services. There is not and has not at any time been any special account for holding customer funds or safekeeping customer securities. There have not been any exceptions to the exemption over the year ended December 31, 2019.

Sincerely,

Robert H. Edelman
President

333 West Brown Deer Road Box 152 • Milwaukee, WI 53217
Telephone 414 228-9314 • E-mail rhe@edelmancoltd.com
Established 1994